

17018503

SEC
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Section
AUG 31 2017
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2016 (MM/DD/YY) AND ENDING June 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iQ Capital (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Ave Suite 10A
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Raphael Goldberg
Nikpour Cohen & Sullivan, CPA's PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RECEIVED
2017 AUG 31 PM 1:38
SEC / TM

OATH OR AFFIRMATION

I, Jonathan S. Hurd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iQ Capital (USA) LLC, as of June 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANINE D CENTRONE
NOTARY PUBLIC, State of New York
Suffolk County
LIC. # 01CE6357787
Commission Expires April 24, 2021

Signature

CEO/CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of iQ Capital (USA), LLC

We have audited the accompanying financial statements of iQ Capital (USA), LLC (a limited liability company), which comprise the statement of financial condition as of June 30, 2017, and the related statements of operations, changes in member's equity, changes in liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. IQ Capital (USA), LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of iQ Capital (USA), LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of iQ Capital (USA), LLC's financial statements. The supplemental information is the responsibility of iQ Capital (USA), LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
August 24, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

iQ Capital (USA), LLC
Statement of Financial Condition
June 30, 2017

ASSETS

Cash	$	16,419
Prepaid Expenses		4,450
Total current assets		20,869
Fixed Assets (net)		1,279
Total assets	$	22,148

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accounts payable and accrued expenses		4,695
Total current liabilities		4,695
Total liabilities		4,695
Member's equity:		17,453
Total liabilities and member's equity	$	22,148

See accompanying notes to financial statements.

iQ Capital (USA), LLC
Statement of Operations
For the Year Ended June 30, 2017

Revenues:	
Income	-
Total revenues	-
Expenses:	
Regulatory fees and expenses	5,783
Professional fees	217,283
Office expenses	1,867
Communication and software expense	4,838
Administration expenses	78,200
Insurance	6,954
Printing and postage	7,151
Subscription and licenses	15,173
Wages and compensation	119,461
Travel and entertainment	21,017
Miscellaneous costs	4,738
Total expenses	482,465
Net Loss	$ (482,465)

See accompanying notes to financial statements.

iQ Capital (USA), LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2017

Balance, July 1, 2016	$	(45,169)
Share Equity		119,074
Contributions		426,013
Net Loss		(482,465)
Balance, June 30, 2017	$	17,453

See accompanying notes to financial statements.

iQ Capital (USA), LLC
Statement of Cash Flows
For the Year Ended June 30, 2017

Cash flows from operating activities:	
Net income (loss)	$ (482,465)
Depreciation expense	147
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
(Increase) decrease in:	
Prepaid expenses	(3,375)
Increase (decrease) in:	
Accounts payable and accrued expenses	2,193
Loans payable to affiliates	(31,105)
Net cash used in operating activities	(514,605)
Cash flows from investment activities:	
Purchases of property and equipment	(1,425)
Cash used for financing:	
Capital contributions	426,013
Cash, beginning of year	106,436
Cash, end of year	$ 16,419

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$ -
Cash paid during the year for taxes	-

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

iQ Capital (USA), LLC (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a Delaware Limited Liability Corporation. The Company has adopted June 30 as its year end.

iQ Capital (USA), LLC has been formed to provide private placement services and registered direct public offerings. The firm intends to raise capital for corporate clients ("Issuers") via private placements of Issuers" equity, equity linked, or debt securities to institutional investors. A typical private placement of securities would be closed or "settled and cleared" through the use of a qualified escrow agent. iQ Capital (USA), LLC will not handle or take possession of client funds. Through Registered Direct Offerings, the firm intends to raise capital for corporate clients ("Registered Direct Offerings") by selling to institutional investors Reporting Issuers" equity, equity linked, or debt securities that are registered under shelf registration statements declared effective by the Securities and Exchange Commission. The firm intends to focus its efforts in the Life Science Industry, but will also do business with Reporting Issuers in various industry sectors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

The main office is in New York City, New York. The accounting treatment for property and equipment is stated at cost less accumulated depreciation. Depreciation and amortization is provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for maintenance and repairs, paid by the parent, are charged to expense as incurred.

Depreciation expense amounted to $147 for the iQ Capital (USA), LLC.

Revenue Recognition

The Company will earn revenue from investment banking and consulting. Fees for investment banking and consulting will be recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion. The Company has not earned any fees during the audit period.

The Company's financial statements are prepared using the accrual method of accounting.

Revenues in 2016 were not concentrated with any individual or group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

iQ Capital (USA), LLC was organized on July 24, 2015 as a limited liability company. The Company is treated as a corporation for Federal and State income tax purposes. The broker dealer's financials are consolidated with the parent, iQ Group (Global), and the other subsidiaries. The broker dealer's balances are included in the tax return as a disregarded entity. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for iQ CAPITAL (USA), LLC.

NOTE 3 – RELATED PARTY TRANSACTIONS

The company has an "administrative services agreement" with iQ Capital (Operations) LLC. Both entities are affiliates of iQ Group (Global) LLC. "Operations" is in the business of providing information technology and general administrative support. "Operations" provides these administrative services to the Broker-Dealer and bills the firm monthly for those services.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2017, the Company had net capital of $ 11,723 which was $6,723 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .401 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances have not exceeded federally insured limits of $250,000 during the fiscal year of iQ Capital (USA), LLC.

NOTE 6 – FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At June 30, 2017, the Company's cash equivalent includes only "Cash in Bank" and is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease

The Company is located at 400 Madison Avenue, Suite 10A, New York, NY 10017. No minimum future lease payments are applicable for disclosure.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 24, 2017, the date the financial statements were available to be issued. There are no reportable subsequent events.

SUPPLEMENTARY INFORMATION

iQ Capital (USA), LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2017

Net capital computation:

Total member's equity	$	17,453
Deductions on non-allowable assets		
Non-allowable assets:		
Prepaid expenses		5,730
Total non-allowable assets		5,730
Net capital		11,723
Required Minimum Net Capital		5,000
Excess Net Capital	$	6,723

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	4,695
Ratio of aggregate indebtedness to net capital	.401 to 1	

Reconciliation:

Net capital, per unaudited June 30, 2017 FOCUS report, as filed	$	11,723
Net audit adjustments		-
Net capital, per June 30, 2017 audited report, as filed	$	11,723

iQ CAPITAL (USA), LLC
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2017

---

iQ Capital (USA), LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

iQ Capital (USA), LLC

Exemption Report
SEA Rule 17a-5(d)(4)

iQ Capital (USA), LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended June 30, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Jonathan S. Hurd, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________

Title: CEO/CCO

Date: August 24, 2017



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of iQ Capital (USA), LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) iQ Capital (USA), LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which iQ Capital (USA), LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) iQ Capital (USA), LLC stated that iQ Capital (USA), LLC met the identified exemption provisions throughout the most recent fiscal year without exception. iQ Capital (USA), LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about iQ Capital (USA), LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

August 24, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM


RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

To the Member
iQ Capital (USA), LLC

In planning and performing our audit of the financial statements of iQ Capital (USA), LLC as of and for the year ended June 30, 2017, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies under standards established by the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any control deficiencies that we believe to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiencies that we believe to be significant deficiencies.

There were no significant deficiencies noted.

A separate letter communicating internal control deficiencies that are of a lesser magnitude than significant deficiencies and other recommendations has been issued to management.

This letter is intended solely for the information and use of iQ Capital (USA), LLC, management, and others within the PCAOB and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

August 24, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM